MeiraGTx Holdings plc

450 East 29th Street, 14th Floor

New York, New York 10016

August 9, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	MeiraGTx Holdings plc Registration Statement on Form S-3 Filed on August 3, 2023 File No. 333-273672

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, MeiraGTx Holdings plc (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-273672) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on August 11, 2023 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to N. Danny Shulman of Latham & Watkins LLP at (212) 906-4510 and that such effectiveness also be confirmed in writing.

Very truly yours,

MeiraGTx Holdings plc

By:	/s/ Richard Giroux
Richard Giroux
Chief Operating Officers and Chief Financial Officer

cc:	Peter Handrinos, Latham & Watkins LLP
Keith Halverstam, Latham & Watkins LLP
N. Danny Shulman, Latham & Watkins LLP